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                                                              Exhibit (a)(5)(iv)

                         [LETTERHEAD OF GRUBB & ELLIS]

                                                        News Release

FOR IMMEDIATE RELEASE                                   Contact:  Noeleen Colgan
                                                                  847.753.7594


                        GRUBB & ELLIS COMPANY ANNOUNCES
                EXTENSION OF TENDER OFFER TO JANUARY 24TH, 2001


Northbrook, Ill., - Jan. 11, 2001 -- Grubb & Ellis Company (NYSE: GBE) today announced that it will extend the tender period of its previously announced tender offer to purchase up to 7,000,000 shares of its common stock at $7.00 per share to 5:00 p.m. Eastern time on Wednesday, Jan. 24, 2001. The tender period is being extended in anticipation of the Company announcing further information on its quarterly earnings for the quarter ended Dec. 31, 2000.

     As a result of the extension, participants in the Grubb & Ellis Employee Stock Purchase Plan and the Grubb & Ellis 401(k) Plan have until 5:00 p.m. Eastern time on Jan. 19, 2001 to tender their shares held in those plans. Holders of options to purchase Grubb & Ellis stock who wish to tender shares issuable upon conditional exercise of options using the tender offer procedures applicable to option holders have until 5:00 p.m. Eastern time on Wednesday, Jan. 17, 2001. Holders of warrants who wish to tender the underlying shares have until 5:00 p.m. Eastern time on Wednesday, Jan. 17, 2001 to exercise their warrants prior to tendering their underlying shares.



                                    -more-
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GRUBB & ELLIS ANNOUNCES EXTENSION OF TENDER OFFER
ADD ONE


     Banc of America Securities LLC is acting as Dealer Manager. Morrow & Co., Inc., is acting as Information Agent. Any stockholders who require tender offer materials may contact the Information Agent at 445 Park Avenue, 5th Floor, New York, NY 10022; Ph. 800.607.0088 or call collect: 212.754.8000. Banks and brokerage firms call:  Ph. 800.654.2468.

     The Depositary has advised Grubb & Ellis Company that as of January 10, 2001, 9,443,093 shares of Grubb & Ellis common stock had been validly tendered and not withdrawn.

     Grubb & Ellis Company is one of the nation's largest commercial real estate services firms. Through its offices, affiliates and global strategic alliance with Knight Frank, one of the leading property consulting firms in Europe, Africa and Asia Pacific, the company provides a full range of real estate services, including advisory, management and consultative services, to users and investors worldwide. With the collective resources of approximately 8,000 people in over 200 offices in 27 countries, Grubb & Ellis professionals arrange the sale or lease of such business properties as industrial, retail and office buildings, as well as the acquisition and disposition of multi-family and hospitality properties and commercial land. Major multiple-market clients have a single point of contact through the firm's corporate and institutional units for coordination of all of the firm's services as well as site selection, feasibility studies, market forecasts and research. For more information, visit the company's website at www.grubb-ellis.com.

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